UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                 FIRST INVESTORS FINANCIAL SERVICES GROUP, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock - 32058A101
           -----------------------------------------------------------
                                 (CUSIP Number)

                               George  B.  Harrop
                              759 Carlingford Lane
                           Houston,  Texas  77079-3242.
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 November 22, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
               -------------------------------------------------
                       COMMON STOCK CUSIP No. 32058A101
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           GEORGE  B.  HARROP
           S.S. No.  --  ###-##-####
               -------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A  MEMBER  OF  A  GROUP*
           (a)  [  ]          (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              IN
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                              USA
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     321,700  shares
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         16,500  shares
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         321,700  shares
               -------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     16,500  shares

               -------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Reporting Person beneficially owns 293,200 shares of Common Stock (See Item 5)

               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*        [  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           6.08
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                           IN
               -------------------------------------------------

ITEM  1.       SECURITY  AND  ISSUER.

     This statement is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of First Investors Financial Services Group, Inc., 675 Bering Drive Suite 710, Houston, Texas 77057.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     George B. Harrop is an individual investor residing at 759 Carlingford Lane, Houston, Texas 77079-3242. Mr. Harrop is a United States citizen. He has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     321,700 Shares were paid for in cash in the amount of $1,824 322.50 and are held in several IRA custodial accounts in the name of George B. Harrop, J.C.
Bradford  &  Co.,  IRA,  759  Carlingford  Lane,  Houston,  Texas  77079-3242

     16,500 shares were purchased in the name of G.B. and ValBerta Harrop, JJWROS, 759 Carlingford Lane, Houston, Texas 77079-3242. These shares were paid for in cash and margin in account #305-23856, J.C. Bradford 7 Co. in the amount of $106,414.25. See Item 7, Exhibit A.

ITEM  4.  PURPOSE  OF  THE  TRANSACTION.

     Mr. Harrop acquired the Shares with a view to holding a substantial individual investment ownership interest in the Issuer. Although Mr. Harrop does not have any specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Shares.

     Except as stated above, Mr. Harrop does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

                       DATE      SHARES PURCHASED         PRICE PER SHARE
---------------------  --------  ----------------  -----  ---------------

                       04/22/98             5,000             8.125
                       05/21/98             7,000              7.75
                       05/21/98            15,000              7.75
                       06/22/98             5,000           6.81250
                       06/29/98             7,500              6.25
                       07/01/98             5,000             6.375
                       10/15/98             2,000              4.50
                       10/07/98             1,000             3.875
                       10/09/98             1,500                 4
                       10/23/98             5,000           4.57812
                       10/23/98             5,000           4.57812
                       12/09/98            29,000             5.125
                       12/09/98            20,000             5.125
                       12/22/98             8,700            5.0625
                       01/07/99            67,000              5.25
                       01/07/99             3,000            5.4375
                       01/21/99             6,500              5.75
                       02/01/99             5,000              5.75
                       02/09/99             6,000              5.75
                       02/19/99            12,500            6.1875
                       02/25/99             5,500            6.1875
                       03/03/99               200            6.6875
                       03/03/99             1,800            6.6875
                       03/03/99             3,000            6.6875
                       08/10/99             3,500             5.875
                       09/14/99             2,000             6.125
                       09/14/99            33,000             6.125
                       09/15/99             4,500             6.125
                       09/15/99             5,000            6.1875
                       10/13/99             1,500            6.5625
                       10/13/99             1,500            6.5625
                       10/18/99            15,000            6.4375
                       11/05/99            13,800            4.9375
                       11/05/99            17,600            4.9375
                       11/05/99            13,600            4.9375

Subtotal JJWROS                                     16,500
TOTAL SHARES                              338,200  293,200

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Mr. Harrop is the beneficial owner of the Shares, which represent 6.08% of the Issuer's Common Stock. The Shares include 16,500 shares which are or will be held in joint accounts with Mr. Harrop's wife, ValBerta Harrop, and 276,700 shares which are or will be held through his individual retirement accounts.

Mr. Harrop has or will have sole voting and dispositive power for 276,700 shares. Mr. and Mrs. Harrop share or will share voting and dispositive power for 16,500 of the shares. Mrs. Harrop is an individual residing at 759
Carlingford Lane, Houston, Texas 77079-3242, and she is a United States citizen. Mrs. Harrop has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGOR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit A.     Customer  Margin  and Loan Consent Agreement between G.B. Harrop,
ValBerta Harrop,  and  J.C.  Bradford  &  Co.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 22, 1999



                                         /S/  George  B.  Harrop
                                         -----------------------
                                              George  B.  Harrop

                                    EXHIBIT A


                                J.C. Bradford & Co

                      Members New York Stock Exchange, Inc.
                                 Member S.I.P.C.

                       SECURITIES ACCOUNT MARGIN AGREEMENT
                           CONSENT OF LOAN SECURITIES


     In consideration of the acceptance by J. C. Bradford & Co., L.L.C. ("Bradford") of the account(s) in which I have an interest, alone or with others, which I have opened or open in the future, with Bradford for the purchase and sale of securities or commodities I agree as follows:

     1.     RULES  AND  REGULATIONS
            -----------------------

All transactions for my account shall be subject to the then applicable constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by Bradford or its agents: and, where applicable, the Securities Exchange Act of 1934, as amended; the Commodity Exchange Act, as amended; the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission.

     2.     WAIVER
            ------

     I Agree that no provision of this Agreement shall be waived, altered, modified or amended unless committed to in writing and signed by a principal of Bradford. No waiver of any provision (If this Agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision(s) so waived.

     3.     SEVERABILITY
            ------------

     If any provision of this Agreement is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, that determination shall not affect the validity of the remaining provisions of this Agreement

     4.     SECURITY  INTEREST
            ------------------

     All monies, securities commodities or contracts relating thereto and all other property in any account in which I have an interest (held either individually, jointly or otherwise) or which may at any time be in Bradford's possession for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all obligations I may have to Bradford, however and whenever arising. All securities and other property shall he held by Bradford as security for the payment of all such obligations or indebtedness in any account in which I may have an interest.

     5.     LOAN  OR  PLEDGE  OF  SECURITIES
            --------------------------------

     All monies, securities, commodities or contracts relating thereto and all other property which Bradford may at any time be carrying for me or in which I may have an interest, may from time to time and without notice be carried in Bradford's general loans and may he pledged, repledged, hypothecated or rehypothecated, separately or in common with other securities or any other property for the sum due Bradford thereon or for a greater sum without retaining in Bradford's possession and control for delivery a like amount of similar securities or commodities. Subject to applicable law, Bradford, without notice to me, may apply and/or transfer any or all monies, securities, commodities or contracts relating thereto and all other property interchangeably between accounts or to accounts in which I have an interest or which are guaranteed by me (except regulated commodity accounts). Bradford is hereby specifically authorized to transfer to my cash account on settlement day any excess funds available in any of my other accounts, including but not limited to any free balances in any margin account sufficient to make full payment of cash purchases. I agree that any debit occurring in, any of my accounts may be transferred at Bradford's option to my margin account. I hereby authorize Bradford, from time to time, to lend, separately or together with property of others, to itself or others, any property of others to itself or others, any property it may be carrying for me on margin. This authorization shall apply to all accounts for me.

     6.     INTEREST  CHARGES
            -----------------
     Debit balances in my accounts shall he charged interest or service charges in accordance with Bradford's policies and at prevailing rates determined by Bradford.

     7.     LIQUIDATION
            -----------
     I understand that notwithstanding a general policy of giving customers notice of a margin deficiency Bradford is not obligated to request additional margin from me in the event my account falls below minimum maintenance requirements. More importantly, there may be circumstances where Bradford will liquidate securities and/or other property in the account without notice to me to ensure that minimum maintenance requirements are satisfied. Bradford shall have the right in accordance with its general policies regarding margin maintenance requirements to require additional collateral or the liquidation of any securities and other property whenever in its discretion it considers it necessary for its protection, including in the event of, but not limited to: My failure to promptly meet any call for additional collateral, the filing of a petition in bankruptcy by or against me; the appointment of a receiver is filed by or against me; an attachment is levied against any account in which I have an interest or; my death. In such event, Bradford is authorized to sell any and all securities and other property in any account of mine, whether carried individually or jointly with others, to hey all securities or other properly which may be short in such account(s), to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, other notice of sale or purchase, or other notice of advertisement each of which is expressly waived by me. Any such sales or purchases may be made at Bradford's discretion on any exchange or other market where such business is usually transacted or at public auction or private sale, and Bradford may be the purchaser for its own account. It is understood a prior demand, or call, or prior notice of the time and place of such sale on purchase shall not he considered a waiver of Bradford's right to sell on buy without demand or notice as herein provided.

     8.     MARGIN
            ------
     I will at all times maintain positions and margins in my accounts as Bradford, in its discretion, may from time to time require and will pay on demand any debit balance owing with respect to such accounts.

     9.     GOVERNING  LAW
            --------------
This agreement shall be governed by the laws of the State of New York, and shall insure to Bradford's successors and assigns, and shall be binding on me, my heirs, executors, administrators and assigns.


                                 SIGN AND RETURN

       NEW MARGIN ACCOUNT                                J.C. BRADFORD & CO
      CREDIT CHARGE SUMMARY                              J.C. BRADFORD & CO

     10.     ARBITRATION  DISCLOSURES

          -  ARBITRATION  IS  FINAL  AND  BINDING  ON  THE  PARTIES.

          - THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT INCLUDING THE RIGHT TO JURY TRIAL.

          - PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

          - THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

          -  THE  PANEL  OF  ARBITRATORS  WILL  TYPICALLY  INCLUDE A MINORITY OF
ARBITRATORS  WHO  WERE  OR  ARE  AFFILIATED  WITH  THE  SECURITIES  INDUSTRY.


11.     ARBITRATION
        -----------
   I agree, and by carrying an account for me, Bradford agrees, that all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered in prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this agreement shall be conducted pursuant to the Federal Arbitration Act and the laws of the state of Tennessee, before the New York Stock Exchange, Inc. or an arbitration facility provided by any other exchange of which Bradford is a member, or the National Association of Security Dealers, Inc. and in accordance with the rules obtaining of the selected organization. I may elect in the first instance whether arbitration shall be by New York Stock Exchange, or another exchange or self-regulatory organization of which the broker is a member, but If I fail to make such election, by registered letter or telegram addressed to Bradford at its main office, before the expiration of five days alter receipt of a written request frown Bradford to make such election, then Bradford may make such election. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action; who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (1) the class certification is denied; (2) the class is decertified; or (3) the customer is excluded from the class by the court. Such forbearance to enforce agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award rendered may be entered in any court, state or federal. having jurisdiction.

12.     SALE  ORDERS/DELIVERIES
        -----------------------
   I agree that when placing a sell order, all "short" sale orders shall be designated as "short" and all "long" sale orders shall be designated as "long". I represent that any sell order which I designate as "long" shall be for securities then owned by me and if such securities are not then deliverable from my account, that I will deliver them on or before settlement date. In the case of the sale of any security, commodity or other property by Bradford at my direction. Bradford's inability to deliver the same to the purchaser by reason of my failure to supply Bradford therewith, I authorize Bradford to borrow such security, commodity or other property necessary to make delivery thereof and I agree to be responsible for any loss which Bradford may sustain thereby and any premiums which it may be required to pay thereon arid for any additional loss which it may sustain by reason of its inability to borrow the security, commodity or other property sold on my behalf.

13.     BROKER
        ------
   I understand that in all transactions between me mind Bradford. Bradford shall be acting as broker for me, except when Bradford discloses to me that, with respect to such transaction, it is acting as dealers for its account or as broker for some other person.

14.     COMMUNICATIONS
        --------------
  Confirmations of transactions and statements of my account shall be conclusive if not objected to in writing to Bradford within 5 days and 10 days respectively after transmitted to me by mail or otherwise. Communications may be sent to me at the address shown on Bradford's records for my account or at such other address as I may hereafter provide to Bradford in writing. All communications sent, whether by mail, telegraph, messenger or other-wise will be deemed given, whether actually received or not.

15.     REPRESENTATIONS
        ---------------
   I represent that I am of legal age, am not an employee or member of any exchange or a member firm or any corporation of which any exchange owns a majority interest or the NASD or of a bank, trust company, insurance company or other employer engaged in the business of a broker-dealer and that I will promptly notify Bradford if I become so employed. I further represent that, unless otherwise disclosed to Bradford in writing, no one except myself has an interest in the account or accounts maintained with Bradford in my name.

16.     AGREEMENT  CONTAINS  ENTIRE  UNDERSTANDING/ASSIGNMENT
        -----------------------------------------------------
  This Agreement contains the entire understanding between myself and Bradford concerning the subject matter of this Agreement. I may not assign the rights and obligations hereunder without first obtaining the prior written consent of Bradford.

BY  SIGNING  THIS  AGREEMENT  I  ACKNOWLEDGE  THAT:

1. THE SECURITIES IN MY MARGIN ACCOUNT MAY BE LOANED TO BRADFORD OR LOANED OUT TO OTHERS AND;

2.  I  HAVE  RECEIVED  A  COPY  OF  THIS  AGREEMENT:  AND

3.  THIS  AGREEMENT  CONTAINS  A PRE-DISPUTE ARBITRATION CLAUSE AT PARAGRAPH 11.


9/14/98                                          (x)/s/ G. B. Harrop
------------------------                            ------------------------
Date                                                Customer  Signature

305-23856-18                                     (x)/s/ Val B Harrop
------------------------                            ------------------------
Account  Number                                     Customer Signature